UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                         (Amendment No. __)

                          Cryptologic, Inc.
                           (Name of Issuer)

                           Common Stock
                     (Title of Class of Securities)

                             228906103
                            (CUSIP Number)

		with a copy to:
Austin W. Marxe		                 Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		      65 Livingston Avenue
			                       Roseland, New Jersey 07068
			                       (973) 597-2424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           March 2, 2010
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Cusip No.   228906103
	1.	Names of Reporting Persons.
	 I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	            7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      1,396,288*
	Owned by
	Each Reporting	      9.	Sole Dispositive Power:	0*
	Person With	           10.	Shared Dispositive Power: 1,396,288*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,396,288*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    10.9% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 305,816 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 928,897 shares of Common Stock owned by Special Situations Fund III QP, L.P., 22,084 shares of Common Stock owned by Special Situations Technology Fund, L.P. and 139,491 shares of Common Stock owned by Special Situations Technology Fund II, L.P.
*
  See Items 2 and 5 of this Schedule 13D for additional information.




Item 1.	Security and Issuer.

	This schedule relates to the common stock Cryptologic, Inc. (the Issuer). The Issuers principal executive officers are located at Marine House, 3rd floor, Clanwilliam Place, Dublin 2, Ireland

Item 2.	Identity and Background.

	The persons filing this report are Austin W. Marxe (Marxe) and David M. Greenhouse (Greenhouse), who are the controlling principals of AWM Investment Company, Inc. (AWM), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (Cayman).
AWM also serves as the general partner of MGP Advisers Limited Partnership (MGP), the general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of SST Advisers, L.L.C. (SSTA), the general partner of Special Situations Technology Fund, L.P. (Tech) and Special Situations Technology Fund II, L.P. (Tech II). AWM serves as the investment adviser to SSFQP, Tech and Tech II. (SSFQP, Cayman, Tech and Tech II will hereafter be referred to as, the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors),nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	AWM believes that the securities referred to in this Schedule are undervalued and that the Issuer has underperformed and has not provided sufficient value to its shareholders. AWM is considering any and all actions necessary or advisable to realize the value it believes is inherent in the securities. Specifically, AWM intends to exchange views with other shareholders concerning the strategic direction of the Issuer and the composition of the Issuers management. AWM believes that it is in the best interests of all shareholders to replace the Issuers current management with a management team that is committed to maximizing shareholder value. In addition, AWM believes that the Issuer should pursue a sale of the Issuer to a third party or another strategic transaction to maximize shareholder value. Depending upon AWM?s view of the Issuers business and financial prospects and general market conditions, the Funds may purchase additional shares of Common Stock or dispose of shares of Common Stock at any time or from time to time.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 305,816 shares of Common Stock or 2.4% of the shares outstanding, SSFQP owns 928,897 shares of Common Stock or 7.3% of the shares outstanding, Tech owns 22,084 shares of Common Stock or 0.2% of the outstanding shares and Tech II owns 139,491 shares of common stock or 1.1% of the outstanding shares. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 1,396,288 shares of Common Stock or 10.9% of the outstanding shares.

	      There were no transactions during the sixty days preceding the date of the event that requires the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.

                               Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 2, 2010


/s/_Austin W. Marxe
Austin W. Marxe


/s/_David M. Greenhouse
David M. Greenhouse

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



                    JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.





/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






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